ARIZONA STAR RESOURCE CORP.

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of Arizona Star Resource Corp. (“the Company” or “Arizona Star”) is prepared as at December 14, 2007, and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto of the Company for the three and six months ended October 31, 2007, as well as the annual audited consolidated financial statements and the notes thereto of the Company, and the Management Discussion and Analysis of April 30, 2007.  These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including potential business or mineral property acquisitions and negotiations and closing of future financings.  The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

For additional information, reference is made to the Company’s press releases and Annual Information Form filed on SEDAR at www.sedar.com and on the Company’s website at www.arizonastar.com.

RESULTS OF OPERATIONS

Six Months Ended October 31, 2007 and  2006

The Company reported a net loss of $1,167,700 for the six months ended October 31, 2007 compared to a net loss of $951,200 in the equivalent period ending October 31, 2006.

Office and administrative expenses were $321,100 for the six months compared to $309,900 for the same period of the previous year.

Shareholder meetings and communication costs of $85,200 for the six months ended October 31, 2007, are down from $109,500 from the same period in the prior year.  The difference relates to increased costs in the October 31, 2006 period resulting from listing fees paid to TSX Venture and Amex for the private placement in October 2006, as well as less costs for shareholder communications year over year.

Professional fees in the amount of $1,300 for the six months ended October 31, 2007 compare with fees of $380,800 for the October 31, 2006 period.  The October 31, 2006 period included fees paid to the Company’s legal advisors associated with the acquisition by Arizona Star and Bema Gold Corporation (now Kinross Gold Corporation) of the 51% interest in Compania Minera Casale (“CMC”) held by Barrick Gold Corp. (“Barrick”) in the amount of approximately $266,000, as well as a monthly retainer paid to its financial advisor totaling $114,000 for the six months ended October 31, 2006.  The monthly retainer was discontinued in late 2006.

Directors’ fees of $110,800 relate primarily to Special Committee activities to maximize shareholder value, and also includes regular fees for independent directors which compare in value for the two periods reported.

During the six months ended October 31, 2007, the Company incurred $1,330,900 for Legal and advisory services regarding a proposed take-over bid by Barrick Gold Corporation (“Barrick”).  On October 29, 2007, the Company announced that it had entered into a Support Agreement with Barrick in connection with their proposed take-over bid (see “Take-over Bid” section below).  In support of this proposed take-over, the Company received a fairness opinion from its financial advisor upon which a payment became due to the financial advisor in the amount of US$1,250,000 (Cdn$1,180,900).  As well, the Company incurred legal costs of approximately $150,000 to October 31, 2007.

There was no stock based compensation recorded in the second quarter ended October 31, 2007, and $358,500 was recorded in the six months ended October 31, 2006 representing the fair value of stock options granted in May 2006.

Interest income of $132,000 (2006 - $65,700) reflects increased cash in highly liquid money market investments compared to the prior year related to a private placement of approximately $6,012,500 which closed in October 2006.

The Company recognized an unrealized foreign exchange gain of $549,500 for the six months ended October 31, 2007 (2006 – loss of $34,800) (primarily on its US$ denominated future income tax liability), reflecting the impact of the increasing Canadian dollar in the six months ended October 31, 2007.

Summary of Unaudited Quarterly Results:

(all figures in Canadian dollars)

2008 FISCAL YEAR

	Quarter Ended
		31 Oct 07 $	31 Jul 07 $

Total revenues		-	-

Net (loss) income		(1,170,335)	2,622
Net (loss) income per share –
basic and diluted		(0.028)	0.00

2007 FISCAL YEAR

	30 Apr 07 $	31 Jan 07 $	31 Oct 06 $	31 Jul 06 $

Total revenues	-	-	-	-

Net (loss) income	(8,433)	(507,621)	112,703	(1,063,892)
Net (loss) income per share –
basic and diluted	(0.00)	(0.01)	0.00	(0.02)

2006 FISCAL YEAR

	30 Apr 06 $	31 Jan 06 $	31 Oct 05 $	31 Jul 05 $

Total revenues	-	-	-	-

Net (loss)	(997,385)	(200,694)	(132,470)	(74,077)
Net (loss) per share -
basic and diluted	(0.02)	(0.01)	(0.00)	(0.00)

Three Months Ended October 31, 2007 and 2006

The Company reported a net loss of $1,170,300 for the three months ended October 31, 2007 compared to a net income of $112,700 in the equivalent period ending October 31, 2006.

For the second quarter ending October 31, 2007, the Company recorded office and administrative costs of $179,700 (2006 - $177,600) reflecting similar levels of costs year-over-year for ongoing operations.

Shareholder meetings and communication costs for the quarter ending October 31, 2007 of $53,000 (2006 - $102,700) are down since the October 31, 2006 quarter as a result of TSX  Venture and Amex costs associated with the private placement of approximately $45,000 in 2006, as well as reduced shareholder communication costs in the three months ended October 31, 2007.

Professional fees in the amount of $1,300 were incurred in the quarter ending October 31, 2007, down $184,000 from the same quarter in the prior year when the Company recorded legal costs and a retainer to the Company’s financial advisor.

 Directors’ fees of $77,200 relate primarily to increased Special Committee activities in the second quarter compared to the same quarter of the prior year, as well as comparative regular fees for independent directors.

During October 2007, the Company incurred $1,330,900 for legal and advisory services regarding a proposed take-over bid by Barrick Gold Corporation (“Barrick”).  On October 29, 2007, the Company announced that it had entered into a Support Agreement with Barrick in connection with their proposed take-over bid (see “Take-over Bid” section below).  In support of this proposed take-over, the Company received a fairness opinion from its financial advisor upon which a payment became due to the financial advisor in the amount of US$1,250,000 (Cdn$1,180,900).  As well, the Company incurred legal costs of approximately $150,000.

Interest income of $65,200 (2006 - $25,200) has increased as a result of interest earned on cash balances.

The Company recognized an unrealized foreign exchange gain of $406,600 in the second quarter ending October 31, 2007 (2006 - $328,200) (primarily on its US$ denominated future income tax liability), reflecting the impact of exchange movements on assets and liabilities denominated in foreign currencies.  The United States dollar weakened relative to the Canadian dollar in the three months ended October 31, 2007.

LIQUIDITY AND CAPITAL RESOURCES

The Company proposes to meet any additional cash requirements through equity financings.  In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

Six Months Ended October 31, 2007

At October 31, 2007, the Company had $5.1 million in cash and cash equivalents, and short-term money market investments with maturities over three months (April 30, 2007 - $6.6 million) and working capital of $3.8 million (April 30, 2007 - $6.6 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $396,500 for the six months ended October 31, 2007, for ongoing operational expenses.

Financing activities

There were no financing activities in the six months ended October 31, 2007.  In the six months ended October 31, 2007, there was $75,000 received as a result of the issuance of common shares for cash upon exercise of 75,000 stock options, and in October 2006, the Company closed a private placement for 650,000 shares for gross proceeds of $6,012,500.

Investing activities

During the six months, the Company expended $1,167,100 of funds associated with the Aldebaran Property.  The Company liquidated approximately $1,442,000 of funds invested in highly liquid money market investments in order to fund operations and also activity at the Aldebaran Property.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements, other than the definitive agreement with Bema Gold (now Kinross Gold Corporation) and Barrick Gold Corporation entered into on June 16, 2006 for the acquisition by the Company and Bema of Barrick’s 51% interest in Compania Minera Casale, as described in the section “Cerro Casale Developments” below.

CONTRACTUAL COMMITMENT

The Company has engaged a financial advisor to assist it in its efforts to maximize shareholder value. Under the terms of this contract, success fees will accrue to the financial advisor in the event of certain circumstances.

TAKE-OVER BID

On October 29, 2007, the Company announced that it had entered into a definitive support agreement (the "Support Agreement") pursuant to which Barrick had agreed, subject to its terms, to make an offer (the “Offer”) to acquire all the outstanding common shares of Arizona Star for C$18.00 cash per common share (the “Offer Price”). The Offer was effected through a take-over bid circular mailed to Arizona Star shareholders November 9, 2007. The transaction values Arizona Star at approximately C$773 million. The Offer represents a premium of approximately 27% over Arizona Star’s 20-day volume weighted average trading price on the TSX-V through October 26, 2007.

The Special Committee of the Board of Directors of Arizona Star received an opinion, dated October 28, 2007, from its financial advisor, Citigroup Global Markets Inc., to the effect that, as of the date of such opinion and based on and subject to the limitations and qualifications set forth in such opinion, the Offer Price to be received by Arizona Star shareholders (other than Barrick and its affiliates) was fair, from a financial point of view, to such shareholders.

The Board of Directors of the Company evaluated the Offer with the assistance of the management of Arizona Star and legal and financial advisors.  After receiving the recommendation of its Special Committee, the Board of Directors of Arizona Star unanimously determined that the Offer was fair and in the best interests of Arizona Star shareholders and recommended that shareholders accept the Offer.

The Support Agreement provides for, among other things, customary board support and non-solicitation covenants (subject to customary "fiduciary out" provisions that entitle Arizona Star to consider and accept a superior proposal), a five business day right to match in favour of Barrick, and the payment to Barrick of a non-completion fee of $27 million in certain circumstances.

In connection with the Offer, all of the directors and officers of the Company, and FCMI Resources Ltd., a major shareholder, holding approximately 35.4% of the outstanding Arizona Star shares (calculated on a fully-diluted basis) entered into lock-up agreements with Barrick pursuant to which they agreed to, among other things, tender all their Arizona Star shares to the Offer.

The Offer is open for acceptance until close of business on December 18, 2007 and is conditional upon, among other things, valid acceptances of the Offer by Arizona Star shareholders owning not less than 66 2/3% of the outstanding Arizona Star shares (calculated on a fully-diluted basis). In addition, the Offer is subject to certain customary conditions, relevant regulatory approvals and the absence of any material adverse change with respect to Arizona Star.  Barrick may waive the conditions of the Offer in certain circumstances. If its Offer is successful, Barrick has agreed to take steps available to it under relevant securities laws to acquire any remaining outstanding Arizona Star shares.

CERRO CASALE

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick Gold Corporation (“Barrick”) for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in Compania Minera Casale which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

Barrick transferred the shares of a wholly-owned Cayman subsidiary (which indirectly owned and controlled 51% of the common shares of CMC) to wholly owned subsidiaries of each of Arizona Star and Bema in proportion to their holdings in CMC.  This resulted in Arizona Star having a 51% interest and Bema a 49% interest in CMC.

On February 27, 2007, Kinross Gold Corporation (“Kinross”) announced it had completed its acquisition of Bema (hereinafter referred to as either Bema or Kinross depending on the context).

Arizona Star and Kinross are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Kinross are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Kinross may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

As part of these transactions and agreements, Barrick transferred to CMC or subsidiaries of Arizona Star and Kinross the rights and interests acquired by Placer Dome Inc. (“Placer”) in the course of earning its interest in CMC and acting as manager of CMC and the Property and in conducting the feasibility study.  These rights and interests include certain water concessions, rights to be reimbursed for certain expenditures relating to the property made by Placer and a royalty interest of 3% of net smelter returns.  At closing, Arizona Star paid a total of US$1,417,107 (Cdn$1,584,300) in cash to Barrick in final settlement of the Company’s share of costs incurred by Placer and Barrick, and, together with Kinross, assumed the obligation to make the payments described above if construction proceeds.

To secure their obligations to pay these payments, conditional on proceeding with construction of a mine and on achieving commercial production, Arizona Star and Kinross have pledged the 51% share interests in CMC acquired from Barrick and have agreed not to dilute this interest without the consent of Barrick.  There are also alternative security arrangements which would allow Arizona Star and Kinross to obtain the release of these shares in order to complete a transaction for the acquisition by a major mining company of an equity interest in CMC or financing for development of the mine at the Property.

On December 23, 1994, Arizona Star and Bema had entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provided, among other things, that if Placer no longer, directly or indirectly, owned shares in CMC, its interest in the Aldebaran property would be transferred back to the Company and Bema , and if the majority of members of the Board of Directors of Arizona Star did not consist of persons nominated by Bema, that the Company would transfer to Bema  that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest would equal the net present value (“NPV”) of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph would be indefinitely suspended and entered into another agreement which provides that, notwithstanding their respective shareholdings in CMC, they will each have equal representation on the board of directors of CMC and related holding companies.  All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties.  Finally, they have agreed that Kinross will act as general manager of the Property under the instructions of a joint management committee; that Kinross will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures in the relative ratios of their interests in the project (the Company 51%, Kinross 49%).

On November 2, 2007, the Company received a notice from a subsidiary of Kinross Gold Corporation that it intends to revoke the suspension of the operation of a transfer covenant which, if it were operative and effective, could require Arizona Star to transfer 2% of its interest in the Cerro Casale Project to the Kinross subsidiary for a purchase price equal to the net present value of such interest.

During the six months ended October 31, 2007, the Company capitalized land holding and development costs for the Cerro Casale Project to resource properties on the balance sheet for a total of $1,167,100.

CERRO CASALE OUTLOOK

On July 24, 2006, Arizona Star announced the results of a project development appraisal for the Cerro Casale Project (the “Project”). The appraisal conducted by Mine and Quarry Engineering Services, Inc. (“MQes”), analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer and updated by Placer in 2004.

AMEC E&C, Services Inc. (“AMEC”) has reviewed the development appraisal by MQes and has updated the National Instrument 43-101 Technical Report (the “AMEC Report”) supporting disclosure of the Project’s resources and reserves previously filed on June 14, 2005.  AMEC has verified the principal conclusions of MQes’ appraisal with some modifications, and these conclusions support the disclosure of revised resources and reserves. The AMEC Report also analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer and updated by Placer in 2004. The AMEC Report identified possible improvements in Project economics, particularly related to possible metallurgical processing alternatives.  The final report was completed and filed on SEDAR on August 24, 2006.

On May 1, 2007, the Company announced that work has commenced on a drill and metallurgical test program designed to advance the technical understanding of certain alternatives identified in previous feasibility studies of the Cerro Casale gold-copper project (the “Project”) located in Chile.

A 7,500 meter core drilling program has been initiated to generate core samples for further test work to optimize grinding product sizes, gold-copper metal recoveries and final concentrate grades. Also, test work with these core samples is being scheduled to investigate recent advances in grinding equipment and technologies which could reduce energy and metal consumptions (operating costs).  This large diameter core drilling campaign is expected to be completed in the fourth quarter of this year and the metallurgical testing programs should be completed during the first half of 2008.

The base case parameters established for the detailed project evaluation in the AMEC Report included open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day.  The open pit operations were redesigned and scheduled to optimize the effect of heap leaching the oxide ore.

The treatment of 115 million tonnes of oxide materials into a heap leaching operation presents further enhancement possibilities including the treatment of more “mixed” oxide/sulphide ores in the heap leach process. The development of additional “mixed” oxide ore, through this metallurgical test work program, could further improve gold-copper recoveries and concentrate grades achieved in the sulphide processing circuit.

The AMEC Report determined that the concept of heap leaching the oxide ore commencing at least one year prior to the start-up of conventional sulphide milling improves the Project economics.  This plan effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and reduces the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades.  In summary, the early production years of the Project are expected to be significantly improved. Heap leaching the oxide ore had been briefly considered by Placer during the original 2000 feasibility study but was not pursued in any detail.

ARCADIS Geotecnica of Chile has been retained to complete the baseline work for the permit modification which is needed for heap leaching of the Cerro Casale oxide ores.

The Company anticipates that its cash requirements for the Cerro Casale Project, until December 2008, will approximate US$2.2 million including the Company’s share of property care and maintenance costs for the balance of calendar 2007 of US$0.2 million, its share of approved project work as described above in calendar 2007 for approximately US$1.2 million, and its share of property care and maintenance costs for calendar 2008 of approximately $0.8 million.  The Company presently has sufficient cash resources to fund this requirement and related ongoing operations.

RELATED PARTY TRANSACTIONS

As at October 31, 2007, $36,667 (2007 - $23,000) was owed to directors or companies controlled by directors of the Company for unpaid directors’ fees. Amounts are payable on demand, unsecured and non-interest bearing, and will be paid in full subsequent to the quarter end.

During the six months ended October 31, 2007, the Company recorded $82,500 (October 31, 2006 - $75,000) as management fees paid or accrued to a company controlled by the President & CEO of the Company.  This compensation of $13,750 per month is pursuant to a management services agreement, and is included in office and administrative expense

Also included in office and administrative expense is $22,000 (October 31, 2006 - $22,000) paid to the CFO of the Company for the six months, pursuant to an agreement with the Company.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

The Company reviews its mineral properties for impairment based on results to date and when events and changes in circumstances indicate that the carrying value of the assets may not be recoverable.  Canadian GAAP requires the Company to make certain judgments, assumptions, and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations of the affected assets.  Impairments are recognized when the book values exceed management’s estimate of the net recoverable amounts associated with the affected assets.  The values shown on the consolidated balance sheet for mineral properties represent the Company’s assumption that the amounts are recoverable.  Owing to the numerous variables associated with the Company’s judgments and assumptions, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.  There are currently no known events that are believed to impact the Company’s current assessment.

The Company expenses all stock based payments using the fair value method.  Under the fair value method and option pricing model used to determine fair value, estimates are made as to the volatility of the Company’s shares and the expected life of the options.  Such estimates affect the fair value determined by the option pricing model.

CHANGES IN ACCOUNTING POLICIES

Effective May 1, 2007, the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

a)

Section 3855, “Financial Instruments – Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income. Impairment losses are charged to net earnings in the period in which they arise.

Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

The following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of May 1, 2007:

             Cash and cash equivalents

Held-for-trading

             Marketable securities

Available-for-sale

             Amounts receivable

Loans and receivables

             Accounts payable and accrued liabilities

Other liabilities

With respect to embedded derivatives, the Company has elected to recognize only those derivatives embedded in contracts issued, acquired or substantively modified on or after January 1, 2003 as permitted by the transitional provisions set out in section 3855.  The Company did not identify any such embedded derivatives.

There was no impact to the Company upon initial adoption of this section on May 1, 2007.

b)

Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  The Company currently has no designated hedging relationships.

c)

Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, requires enterprises to separately disclose comprehensive income and its components in the financial statements. Further, enterprises are required to present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income. Major components of Other Comprehensive Income include changes in fair value of financial assets classified as available-for-sale, the changes in fair value of effective cash flow hedging items, and exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations.

Over the next five years the CICA will adopt its new strategic plan for the direction of accounting standards in Canada which was ratified in January 2006.  As part of the plan, the accounting standards in Canada for public companies will converge with International Financial Reporting Standards (“IFRS”) over the next five years.  The Company continues to monitor and assess the impact of the planned convergence of Canadian GAAP with IFRS.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metals prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metals prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

Financing risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further development of its Cerro Casale Project.  There can be no assurance that the Company will be able to obtain adequate financing in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Project.  The Company believes that the ultimate development of Cerro Casale will involve significant participation by a major mining company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest rate, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company has evaluated the effectiveness of the Company’s disclosure controls and procedures as at October 31, 2007 as required by Canadian securities laws – as defined by Multilateral Instrument 52-109 of the Canadian Securities Administrators.  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of October 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Company’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company as appropriate to allow for accurate disclosure to be made on a timely basis.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have also concluded that there has been no change in the Company’s internal control over financial reporting during the quarter ended October 31, 2007 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of December 14, 2007, the number of issued common shares was 42,325,937 (42,950,937 on a fully diluted basis).

As at December 14, 2007, the Company had outstanding directors’ and employees’ stock options for a total of 625,000 shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The Company’s consolidated financial statements and this management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.